Exhibit 99.1

Waton Financial Limited Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2026

Hong Kong, January 28, 2026 (Globe Newswire) --  Waton Financial Limited (NASDAQ: WTF) (“Waton,” “we” or the “Company”), a provider of securities brokerage and financial technology services, today announced its unaudited financial results for the first six months ended September 30, 2025, representing the first half of fiscal year 2026.

Management Commentary

“We are pleased with our revenue growth in the first half of fiscal 2026, particularly in our core brokerage operations, which benefited from investor interest in the Hong Kong market,” said ZHOU Kai, Chairman of the board and Chief Technology Officer of the Company. “While we continue to invest in talent, technology, and compliance to support our and long-term expansion, including potential enhancements in virtual assets and AI-driven services as outlined in our recent Form 20-F filing, we remain focused on driving sustainable profitability and shareholder value amid evolving market dynamics.”

First Six Months of Fiscal Year 2026 Financial Highlights

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Total Revenues: Increased by 106.3% to $6.10 million for the six months ended September 30, 2025, from $2.96 million for the six months ended September 30, 2024, driven primarily by growth in brokerage and commission income.

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Brokerage and Commission Income (including related parties’ portion): Increased by 223.1% to $4.17 million for the six months ended September 30, 2025, from $1.29 million for the six months ended September 30, 2024, reflecting increased trading volumes and customer engagement.

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Interest Income (including related parties’ portion): Increased by 83.8% to $0.96 million for the six months ended September 30, 2025, from $0.52 million for the six months ended September 30, 2024, supported by expanded margin financing to customers.

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Operating Loss: Increased to $7.71 million for the six months ended September 30, 2025, from $0.92 million for the six months ended September 30, 2024, primarily due to an increase in staff compensation and benefits in share-based compensation as a result of our business expansion, our research and development initiatives and professional fees for our initial public offering we closed on April 1, 2025 (the “IPO”), all of which were recognized during the six months ended September 30, 2025 (2024: nil).

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Net Loss: Increased to $8.37 million for the six months ended September 30, 2025, or $0.17 per basic and diluted share, as compared to $1.15 million, or $0.03 per basic and diluted share for the six months ended September 30, 2024.

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Adjusted Net Loss: Being net loss excluding share-based compensation expenses of $6.10 million and its corresponding tax effects.  Approximately $2.26 million for the six months ended September 30, 2025, as compared to $1.15 million for the six months ended September 30, 2024.

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Cash Position: Cash and cash equivalents plus cash segregated under regulatory requirements increased by 115.0% to $29.88 million as of September 30, 2025, from $13.90 million as of March 31, 2025, primarily attributable to the closing of the IPO.

■	Total Assets: Increased to $68.98 million as of September 30, 2025, from $30.72 million as of March 31, 2025, reflecting our business expansion during the period.

First Six Months of Fiscal Year 2026 Financial Results

Revenue

Revenue increased by 106.3% to $6.10 million for the six months ended September 30, 2025, from $2.96 million for the six months ended September 30, 2024. The increase in revenue was mainly driven by the increase in brokerage and commission income:

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Revenue from brokerage and commission income, including the related parties’ portion, increased to $4.17 million for the six months ended September 30, 2025, from $1.29 million for the six months ended September 30, 2024, primarily attributable to the increase in security brokerage income resulting from the increased trading activity amid enthusiasm in the Hong Kong stock market during the period.

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Interest income, including the related parties’ portion, increased by 83.8% to $0.96 million for the six months ended September 30, 2025, from $0.52 million for the six months ended September 30, 2024. The increase was primarily due to an increase in margin loan extended to margin customers during the six months ended September 30, 2025 in comparison with the six months ended September 30, 2024.

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Revenue from software licensing (including subscription-based licenses) and related support services income, including the related parties’ portion, decreased by 42.3% to $0.66 million for the six months ended September 30, 2025, from $1.15 million for the six months ended September 30, 2024. The decrease was mainly due to the decrease in the number of software licensing and related support services customers for the six months ended September 30, 2025 in comparison with the six months ended September 30, 2024.

Operating Costs and Expenses

Total operating costs and expenses increased to $13.81 million for the six months ended September 30, 2025, from $3.88 million for the six months ended September 30, 2024. The increase was mainly due to an increase in staff compensation and benefits (including share-based compensation) as a result of our business expansion.

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Compensation and benefits increased to $8.23 million for the six months ended September 30, 2025, from $1.47 million for the six months ended September 30, 2024. Primarily as a result of i) an increase in number of employees as well as average salary level, as a result of our business expansion; and ii) increase in share-based compensation expenses of $6.10 million for the six months ended September 30, 2025, from nil for the six months ended September 30, 2024, resulting from the granting of restricted share units following its 2024 Global Equity Incentive Plan adopted in November 2024.

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Professional service fee increased to $1.01 million for the six months ended September 30, 2025, from $0.77 million for the six months ended September 30, 2024, primarily resulting from the effort for listing of the Company’s share on Nasdaq and ongoing compliance costs as a listed company during the period.

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Commissions and brokerage fees increased to $1.64 million for the six months ended September 30, 2025, from $0.17 million for the six months ended September 30, 2024, and interest expenses increased to $0.35 million from $0.09 million during the period were primarily in line with our business expansion.

Loss from Operations

Loss from operations increased to $7.71 million for the six months ended September 30, 2025, from $0.92 million for the six months ended September 30, 2024, primarily attributable to the increase in operating costs and expenses described above.

Other Expense

The total other expense, net increased to $0.66 million during the six months ended September 30, 2025, from total other expense, net of $0.30 million for the six months ended September 30, 2024, which was primarily attributable to the decrease in loss from the equity method investment to $0.03 million and an increase from changes in net asset value, or NAV, of investment securities to $0.74 million during the period.

Net Income (Loss)

Net loss increased to $8.37 million for the six months ended September 30, 2025, from the net loss of $1.15 million for the six months ended September 30, 2024, due to the above-referenced reasons.

Adjusted Net Loss

Our adjusted net loss, which excludes share-based compensation expenses of $6.10 million and its related income tax effects for the six months ended September 30, 2025 (2024: nil), was approximately $2.26 million for the six months ended September 30, 2025, as compared to the adjusted net loss of approximately $1.15 million for the six months ended September 30, 2024.

Basic and Diluted Loss per Share

Basic and diluted loss per share increased to $0.17 for the six months ended September 30, 2025, from loss per share of $0.03 for the six months ended September 30, 2024 due to the above-referenced reasons.

Financial Condition

As of September 30, 2025, cash and cash equivalents, plus cash segregated under regulatory requirements, increased by 115.0% to $29.88 million as of September 30, 2025, from $13.90 million as of March 31, 2025.

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Net cash used in operating activities was $1.44 million for the six months ended September 30, 2025, compared to $2.55 million for the six months ended September 30, 2024, primarily attributable to a slight increase in outstanding payments to suppliers during such period.

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Net cash used in investing activities was $2.38 million for the six months ended September 30, 2025, compared to net cash used in investing activities of $0.01 million for the six months ended September 30, 2024, attributable to the subscriptions in certain investment funds during such period.

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Net cash provided by financing activities increased to $19.79 million for the six months ended September 30, 2025, compared to net cash used in financing activities of $1.90 million for the six months ended September 30, 2024, primarily attributable to the proceeds of our IPO share issuances during such period.

Non‑GAAP Financial Measures and Forward-Looking Statements

This press release contains certain non‑GAAP financial measures, including Adjusted Net Loss, that are used by management to evaluate our operating performance and to provide investors with additional insight into the Company’s underlying results. These non‑GAAP measures should not be considered in isolation, as a substitute for, or superior to financial information prepared in accordance with U.S. GAAP. They may differ from similarly titled measures used by other companies.

We believe the presentation of these non‑GAAP measures provides useful supplemental information for investors by facilitating period‑to‑period comparisons of our operating performance. A reconciliation of each non‑GAAP measure to the most directly comparable GAAP measure is included in the accompanying financial tables. To the extent that forward‑looking non‑GAAP measures are provided, such measures are presented without reconciliation to the most directly comparable GAAP measures because such reconciliations are not available without unreasonable efforts.

This press release also contains certain “forward-looking statements” within the meaning of federal securities laws, including, but not limited to statements regarding plans, objectives, strategies, future events, performance, and underlying assumptions and other statements that are not historical facts. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events, which may affect the Company's financial condition, operating results, business strategy, and capital needs. Investors can identify these forward-looking statements by words such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “target," “anticipate,” or similar expressions. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances or changes in its expectations. While the Company believes the expectations reflected in these forward-looking statements are reasonable, it cannot guarantee these expectations will prove correct and cautions investors that actual results may differ materially from anticipated results, and encourages investors to review the Company’s registration statements and other filings with the U.S. Securities and Exchange Commission for additional factors that could affect its future performance.

CONTACTS
Media Inquiries
pr@waton.com
Investor Relations
ir@waton.com
Waton Financial Limited

WATON FINANCIAL LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of
	September 30, 2025	March 31, 2025

Assets
Current assets:
Cash and cash equivalents	$14,347,536	$7,717,087
Cash segregated under regulatory requirements	15,535,468	6,183,232
Receivables from:
Clients	20,238,873	1,729,408
Clients − related parties	3,188	4,826,387
Broker-dealers and clearing organization	9,220,122	1,739,276

Software licensing (including subscription based) and related support services − related party	1,800,000	600,000
Contract assets	230,845	—
Contract assets – related party	400,000	1,200,000
Due from ST MA Ltd	447,570	449,877
Investment securities, at net asset value (“NAV”)	358,536	—
Investment securities, at NAV – related party	1,000,000	—
Prepaid expenses and other current assets	1,319,774	893,051
Total current assets	64,901,912	25,338,318
Property and equipment, net	330,162	123,297
Operating lease right-of-use assets	199,252	467,016
Investments, cost	2,878,575	2,878,575
Equity method investment	—	189,932
Other assets	666,186	1,726,837
TOTAL ASSETS	$68,976,087	$30,723,975
Liabilities and Shareholders’ Equity
Current liabilities:
Payables to:
Clients	$23,783,079	$6,163,171
Clients − related party	40,745	1,417,153
Broker-dealers and clearing organization	12,327,285	7,335,535
Bank overdrafts	1,580,583	—
Accrued expenses and other current liabilities	801,265	748,918
Amounts due to related parties	2,540,810	1,797,774
Operating lease liabilities, current	211,186	463,120
Total current liabilities	41,284,953	17,925,671
Operating lease liabilities, non-current	—	30,561
TOTAL LIABILITIES	41,284,953	17,956,232
Commitments and contingencies	—	—
Shareholders’ equity:
Ordinary shares, unlimited shares authorized; no par value; 48,237,472 shares and 43,206,222 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	—	—
Additional paid-in capital	45,097,848	21,817,729
Accumulated deficit	(17,473,787)	(9,107,145)
Accumulated other comprehensive income	67,073	57,159
TOTAL SHAREHOLDERS’ EQUITY	27,691,134	12,767,743
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$68,976,087	$30,723,975

WATON FINANCIAL LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amount in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2025	2024
Revenues
Brokerage and commission income	$2,774,888	$396,547
Brokerage and commission income – related parties	1,390,497	892,837
Principal transactions and proprietary trading	315,337	—
Interest income	507,872	2,562
Interest income – related parties	452,808	520,183
Software licensing (including subscription based) and related support services income	261,498	546,134
Software licensing (including subscription based) and related support services income – related party	400,000	600,000
Total revenues	6,102,900	2,958,263

Operating costs and expenses
Commissions and brokerage fees	1,639,072	172,712
Software licensing (including subscription based) and related support outsourcing cost – related party	487,860	507,822
Interest expenses	353,587	85,657
Compensation and benefits	2,123,489	1,471,937
Share-based compensation expenses	6,104,672	—
Research and development expenses	387,425	—
Professional service fees	1,011,754	771,165
Market information	412,158	332,094
Lease costs	325,960	315,013
Other general and administrative expenses	967,079	224,117
Total operating costs and expenses	13,813,056	3,880,517

Operating loss	(7,710,156)	(922,254)

Other income (expense):
Income from foreign currency spread	180,236	28,340
Loss from equity method investment	(31,603)	(341,428)
Changes in NAV of investment securities	(741,482)	—
Others	(63,637)	9,949
Total other expense, net	(656,486)	(303,139)

Loss before income tax expenses	(8,366,642)	(1,225,393)

Income tax benefit	—	77,138
Net loss	$(8,366,642)	$(1,148,255)

Net loss per ordinary share
Basic and diluted	$(0.17)	$(0.03)
Weighted average ordinary shares outstanding
Basic and diluted	48,209,979	40,980,000

Net loss:	$(8,366,642)	$(1,148,255)
Other comprehensive income, net of tax:
Foreign currency translation adjustment	9,914	68,477
Total comprehensive loss	$(8,356,728)	$(1,079,778)